Mail Stop 6010


								August 18, 2005


James C. Rushing III.
Chief Financial Officer
Ultrastrip Systems, Inc.
3515 S.E. Lionel Terrace
Stuart, Florida 34997


	Re:	Ultrastrip Systems, Inc.
		Form 10-KSB/A for Year Ended December 31, 2004
		Filed 5/2/05
		File No. 000-25663

Dear Mr. Rushing:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant